[Clifford Chance US LLP Letterhead]

June 17, 2010

VIA EDGAR, FACSIMILE AND FEDEX

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Cascal N.V.
Schedule TO-T/A filed June 7&9, 2010
Filed by Sembcorp Utilities Pte Ltd.
and Sembcorp Industries Ltd.
File No. 5-84491

Dear Ms. Duru:

On behalf of Sembcorp Industries Ltd. (“Parent”) and Sembcorp Utilities Pte Ltd. (“Purchaser”, and together with Parent, the “Filing Persons”), we are providing the following responses to comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 15, 2010 (the “Comment Letter”) relating to the above-referenced Schedule TO-T/A filed on June 7 and 9, 2010. The Filing Persons have revised the Schedule TO-T in response to the Staff’s comments and are filing concurrently with this letter an amendment to Schedule TO-T to reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Offer to Purchase in the amended Schedule TO-T.

Schedule TO-T/A filed June 7, 2010

General

1.	We note your response to prior comment 2. Please confirm your understanding that if you engage in any transaction of the type specified in Rule 13e-3(a)(3) after the termination of the offer producing the effect(s) outlined in the rule, you will be required to comply with the disclosure and filing obligations of Exchange Act Rule 13e-3. Additionally, please confirm your understanding that the bidders’ ability to avail themselves of exceptions to Exchange Act Rule 13e-3 are premised, in part, on demonstrating compliance with the disclosure requirements outlined in Exchange Act Rule 13e-3(g)(1)(i). Refer to Question 7 of Release 17719 (April 13, 2981) for further guidance.

We confirm our understanding that if Purchaser engages in any transaction of the type specified in Rule 13e-3(a)(3) after the termination of the offer and the acquisition of the Company’s Shares in such offer, producing the effect(s) outlined in the rule, Purchaser will be required to comply with the disclosure and filing obligations of Exchange Act Rule 13e-3. Additionally, we confirm our understanding that Purchaser’s ability to avail itself of exceptions to Exchange Act Rule 13e-3 are premised, in part, on demonstrating compliance with the disclosure requirements outlined in Exchange Act Rule 13e-3(g)(1)(i).

2.	We note revisions made to the disclosure document in the background section. It is inappropriate to reference pre-filing conversations with the staff and to imply directly or indirectly, that the staff approved in any manner, the structure of the offer. Please revised to delete all reference to pre-filing conversations with the staff.

In response to the Staff’s comment, we have revised the disclosure on page 32 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements” to delete all references to pre-filing conversations with the Staff.

Schedule TO-T/A filed June 9, 2010

3.	Please supplementally provide us with a copy of the complaint filed on June 7, 2010.

A copy of the complaint filed on June 7, 2010, by Alan G. Stevens, a shareholder of Cascal, individually and on behalf of all others similarly situated, against Sembcorp in the United States District Court for the Southern District of New York, is attached to Amendment No. 6 to the Tender Offer Statement on Schedule TO as Exhibit (a)(47) and Exhibit (d)(32).

*        *        *

On behalf of the Filing Persons, we confirm that the Filing Persons acknowledge, in connection with the filing of amendments to the Schedule TO-T (the “Filings”) referred to above in response to the Staff’s comments that:

•	they are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

•	they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 878-8490 with any further questions or comments you may have regarding the Filings, or if you wish to discuss any of the foregoing responses.

Very truly yours,

/s/ Brian Hoffmann

Brian Hoffmann

Enclosure

cc:	Ms. Lim Suet Boey

Sembcorp Industries Ltd.

30 Hill Street, #05-04

Singapore 179360